Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



RECEIVED
2010 FEB 17 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brambles

1 February 2010

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00057330}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 January 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 59,003 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	59,003
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	59,003 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 January 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,317,665	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,042,294	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 January 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 January 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 61 SHARES AND ALLOTMENT 440 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

501 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

61 SHARES @ AU$6.80 PER SHARE
64 SHARES @ AU$6.63 PER SHARE
58 SHARES @ AU$7.12 PER SHARE
51 SHARES @ AU$8.20 PER SHARE
56 SHARES @ AU$7.36 PER SHARE
70 SHARES @ AU$5.97 PER SHARE
70 SHARES @ AU$5.91 PER SHARE
71 SHARES @ AU$5.91 PER SHARE

14. Date and place of transaction

61 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009 AND 440 SHARES ALLOTTED ON 17 NOVEMBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 51,091 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

61 ON 6 JANUARY 2009
440 ON 19 NOVEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

440 ON 19 NOVEMBER 2009 AND 83,467 ON 25 NOVEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, 501 SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS 83,467 PERFORMANCE SHARE RIGHTS WILL BECOME AVAILABLE FOR EXERCISE ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 501 ORDINARY BXB SHARES AND PERFORMANCE SHARE RIGHTS OVER 83,467 BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

218,163 SHARE RIGHTS AND 652 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

MONTHLY ACQUISITIONS AND SHARE RIGHTS ALLOCATIONS WERE DEFERRED FROM MAY 2009 UNTIL NOVEMBER 2009 PENDING THE OUTCOME OF CONSULTATION ON PROPOSED CHANGES TO THE AUSTRALIAN TAX LEGISLATION.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 124 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

124 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

61 @ AU$6.80 PER SHARE AND 64 @ AU$6.63 PER SHARE

14. Date and place of transaction

64 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 NOVEMBER 2009 AND 61 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 652 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

64 ON 4 DECEMBER 2009 AND 61 ON 6 JANUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

97,189 ON 25 NOVEMBER 2009
64 ON 4 DECEMBER 2009
61 ON 6 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS, PERFORMANCE SHARE RIGHTS WILL VEST AND BECOME AVAILABLE TO EXERCISE ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 124 ORDINARY BXB SHARES. PERFORMANCE SHARE RIGHTS OVER 97,189.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

194,360 SHARE RIGHTS AND 652 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 84 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

84 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

52,005

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

A) 42 @ AU$6.80 PER SHARE
B) 42 @ AU$6.63 PER SHARE
C) EXERCISE AND SALE OF 52,005 OPTIONS GRANTED UNDER THE 2001 EXCUTIVE OPTION PLAN AT AN EXERCISE PRICE OF AU$3.80.

14. Date and place of transaction

A) 42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 NOVEMBER 2009
B) 42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009
C) EXERCISE AND SUBSEQUENT SALE OF 52,005 OPTIONS/SHARES ON 30 DECEMBER 2009.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,164 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

A) 4 DECMEBER 2009
B) 6 JANUARY 2010
C) 6 JANUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

25 NOVEMBER 2009 & 6 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS PERFORMANCE SHARE RIGHTS WILL VEST AND BE EXERCISED ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 84 ORDINARY BXB SHARES AND CONDITIONAL PERFORMANCE SHARE RIGHTS OVER 111,034 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 52,005 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 304,262 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 84 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

82 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

42 @ AU$6.80 PER SHARE
42 @ AU$6.63 PER SHARE

14. Date and place of transaction

42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 NOVEMBER 2009 AND 42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,820 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

42 ON 4 DECEMBER 2009
42 ON 6 JANUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

111,034 ON 25 NOVEMBER 2009
84 ON 6 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS PERFORMANCE SHARE RIGHTS WILL VEST AND BE EXERCISED ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 84 ORDINARY BXB SHARES. CONDITIONAL PERFORMANCE SHARE RIGHTS OVER 111,034 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 304,262 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 January 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr Tom Gorman.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	3 DECEMBER 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Gorman has a beneficial interest in 62 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	6 January 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 474 Brambles Limited shares. 479 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Class	Ordinary shares
Number acquired	62
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	62 @ $6.80 per share

{CW 00050568}+ See chapter 19 for defined terms.

No. of securities held after change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 536 Brambles Limited shares. 541 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	62 (Acquired Shares) purchased on market and. 62 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

{CW 00050568}+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 January 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 3,224 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,224
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	3,207 @ 0.00 per share 5 @ 7.36 per share 5 @ 8.20 per share 1 @ 7.12 per share 6 @ 6.63 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 January 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,258,662	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,082,362	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 January 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 January 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES ANNOUNCES KEY SENIOR MANAGEMENT APPOINTMENTS

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Securities Exchange and Media Release

8 January 2010

Brambles

BRAMBLES ANNOUNCES KEY SENIOR MANAGEMENT APPOINTMENTS

Brambles Limited is pleased to announce new positions on its Executive Leadership Team (ELT) for Kevin Shuba, Jim Ritchie and Peter Mackie. "These internal appointments are a key aspect of the strengthening of Brambles' leadership team, and reflect the depth of talent and experience within the company," Brambles Chief Executive Officer (CEO) Tom Gorman said. "Combined with the recent appointment of outstanding external candidates as Chief Financial Officer (CFO) and Chief Information Officer in Greg Hayes and Jim Infinger respectively, the strengthening of the ELT from within Brambles gives the company a strong blend of leadership expertise."

- **Kevin Shuba** will take on the new role of Group Senior Vice President & Customer Development Officer, with ongoing responsibility for driving customer focus throughout Brambles' worldwide operations. This role will involve fostering customer relationships, overseeing the roll-out of extended management systems to measure customer satisfaction and ensuring coordination of key customer initiatives. Mr Shuba is currently Group President of CHEP Americas and an ELT member. He has worked for CHEP for 13 years, and played an integral role in establishing its strong market position. "I'm delighted Kevin is taking on this important new role, in line with our commitment to improve our customer focus," Mr Gorman said. "We are retaining Kevin's significant expertise and experience as a key ELT member. I look forward to working closely with him in the years ahead."

- **Jim Ritchie**, currently President of CHEP USA, will join the ELT as Group President of CHEP Americas, adding responsibility for Canada and Latin America to his existing role. "Jim has more than 30 years' experience in logistics and has already proven his outstanding operational ability through his leadership of the implementation of Better Everyday, CHEP USA's quality and customer service program," Mr Gorman said. Prior to joining CHEP in June 2009, Mr Ritchie was President & CEO of YRC Logistics for seven years. He also held various senior positions over 24 years with Ryder Integrated Logistics.

  Mr Ritchie and Mr Shuba will commence their new roles on 15 January 2010.

- **Peter Mackie** will also join the ELT as Group President of CHEP Asia-Pacific. Mr Mackie is currently President of CHEP Europe and acting Group President of CHEP Europe, Middle East & Africa (EMEA). In eight years with CHEP, he has held leadership roles including head of customer service and strategy for CHEP Europe and President of CHEP UK & Ireland. "Peter has an extensive record of driving successful operational performance and profitable growth," Mr Gorman said. "His move to Asia-Pacific is consistent with our strategy of developing our leaders through challenging international assignments and highlights the depth of CHEP's global management resources."

Brambles is progressing in relation to appointing a permanent Group President of CHEP EMEA and expects to make a formal announcement as soon as possible. Mr Mackie will commence as head of CHEP Asia-Pacific after he and the new head of CHEP EMEA have completed an adequate handover process.

Securities Exchange and Media Release

8 January 2010

Brambles

Craig van der Laan has left Brambles after eight years with the company. In addition to his most recent role as Group President of CHEP Asia-Pacific & Global Head of Mergers & Acquisitions, Mr van der Laan also previously served as Group General Counsel, Group Company Secretary and global head of Human Resources.

President of CHEP Australia, Paul McGlone, will act as Group President of CHEP Asia-Pacific on an interim basis, until Mr Mackie assumes his new role. "Paul has been with CHEP Australia for more than five years," Mr Gorman said. "He has an excellent operational record, in particular in managing customer relationships and driving growth in sales of new platforms such as reusable plastic crates."

As part of the leadership changes, CFO Greg Hayes will assume responsibility for mergers and acquisitions and strategy. Senior Vice President of Strategic Development, Jasper Judd, will report to Mr Hayes, and remain an ELT member. Mr Judd has been with Brambles for seven years, holding a variety of senior finance and strategy roles.

"The appointment of the new Group President of CHEP EMEA, together with the other changes announced today, will complete the process of rejuvenating Brambles' leadership team," Mr Gorman said. "I am very pleased to have been able to assemble such a strong leadership team early in my tenure as CEO. We are all eager to get to work on driving the next stage of profitable growth in our business."

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

Regulatory Story

Go to market news section



Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 22-Jan-2010
Number	9696F07

RNS Number : 9696F
Brambles Limited
22 January 2010

Brambles Limited

Company Number: 118 896 021

22 January 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 59,003 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

59,003

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

  N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

  N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

59,003 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

22 January 2010

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)
Number

1,412,317,665

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

10,042,294

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

82-5205

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)
Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising

from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 22 January 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

IOEUUSVRRBAAURR

CLOSE

Regulatory

Regulatory Story

Go to market news section



Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 18-Jan-2010
Number	6807F07

RNS Number : 6807F
Brambles Limited
17 January 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of

the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 61 SHARES AND ALLOTMENT 440 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

501 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

61 SHARES @ AU$6.80 PER SHARE
64 SHARES @ AU$6.63 PER SHARE
58 SHARES @ AU$7.12 PER SHARE
51 SHARES @ AU$8.20 PER SHARE
56 SHARES @ AU$7.36 PER SHARE

70 SHARES @ AU$5.97 PER SHARE
70 SHARES @ AU$5.91 PER SHARE
71 SHARES @ AU$5.91 PER SHARE

14. Date and place of transaction

61 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009 AND 440 SHARES ALLOTTED ON 17 NOVEMBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 51,091 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

61 ON 6 JANUARY 2009
440 ON 19 NOVEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

440 ON 19 NOVEMBER 2009 AND 83,467 ON 25 NOVEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, 501 SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS 83,467 PERFORMANCE SHARE RIGHTS WILL BECOME AVAILABLE FOR EXERCISE ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 501 ORDINARY BXB SHARES AND PERFORMANCE SHARE RIGHTS OVER 83,467 BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

218,163 SHARE RIGHTS AND 652 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

MONTHLY ACQUISITIONS AND SHARE RIGHTS ALLOCATIONS WERE DEFERRED FROM MAY 2009 UNTIL NOVEMBER 2009 PENDING THE OUTCOME OF CONSULTATION ON PROPOSED CHANGES TO THE AUSTRALIAN TAX LEGISLATION.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED

PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 124 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating

to shares acquired

124 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

61 @ AU$6.80 PER SHARE AND 64 @ AU$6.63 PER SHARE

14. Date and place of transaction

64 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 NOVEMBER 2009 AND 61 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 652 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

64 ON 4 DECEMBER 2009 AND 61 ON 6 JANUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

97,189 ON 25 NOVEMBER 2009

64 ON 4 DECEMBER 2009
61 ON 6 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS, PERFORMANCE SHARE RIGHTS WILL VEST AND BECOME AVAILABLE TO EXERCISE ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 124 ORDINARY BXB SHARES. PERFORMANCE SHARE RIGHTS OVER 97,189.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

194,360 SHARE RIGHTS AND 652 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 84 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

84 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

52,005

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

A) 42 @ AU$6.80 PER SHARE
B) 42 @ AU$6.63 PER SHARE
C) EXERCISE AND SALE OF 52,005 OPTIONS GRANTED UNDER THE 2001 EXCUTIVE OPTION PLAN AT AN EXERCISE PRICE OF AU$3.80.

14. Date and place of transaction

A) 42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 NOVEMBER 2009

B) 42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009
C) EXERCISE AND SUBSEQUENT SALE OF 52,005 OPTIONS/SHARES ON 30 DECEMBER 2009.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,164 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

A) 4 DECEMBER 2009
B) 6 JANUARY 2010
C) 6 JANUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

25 NOVEMBER 2009 & 6 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS PERFORMANCE SHARE RIGHTS WILL VEST AND BE EXERCISED ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 84 ORDINARY BXB SHARES AND CONDITIONAL PERFORMANCE SHARE RIGHTS OVER 111,034 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

82-5205

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 52,005 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 304,262 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 84 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

82 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

42 @ AU$6.80 PER SHARE
42 @ AU$6.63 PER SHARE

14. Date and place of transaction

42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 NOVEMBER 2009 AND 42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 DECEMBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,820 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

42 ON 4 DECEMBER 2009
42 ON 6 JANUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

111,034 ON 25 NOVEMBER 2009
84 ON 6 JANUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE

RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011. PENDING ACHIEVEMENT OF CONDITIONS PERFORMANCE SHARE RIGHTS WILL VEST AND BE EXERCISED ON 25 NOVEMBER 2012.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 84 ORDINARY BXB SHARES. CONDITIONAL PERFORMANCE SHARE RIGHTS OVER 111,034 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 304,262 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 18 JANUARY 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and

82-5205

24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSKKODPBBKBADD

CLOSE

Regulatory

Regulatory Story

Go to market news section



Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 14-Jan-2010
Number	5358F07

RNS Number : 5358F
Brambles Limited
14 January 2010

Brambles Limited
Company Number: 118 896 021

14 January 2010

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr T Gorman.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

82-5205

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	3 DECEMBER 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nomi on behalf of MyShare participants. Mr Gorman h beneficial interest in 62 shares. Computers Nominees CI LTD <Brambles MyShare Control A/(the registered holder.
Date of change	6 January 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,76 Brambles Limited shares. Conditional Share Rights over 474 Brambles Limite shares. 479 Brambles Limited Shares held by Computersha Nominees CI Limited under the MyShare Plan.
Class	Ordinary shares
Number acquired	62
Number disposed	-

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	62 @ $6.80 per share
No. of securities held after change	Conditional Performance Share Rights over 545,76 Brambles Limited shares. Conditional Share Rights over 536 Brambles Limite shares. 541 Brambles Limited Shares held by Computersha Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	62 (Acquired Shares) purchased on market and (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership full details of which are set out in the 2008 Notic Annual General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

82-5205

END

RDSKKQDKDBKKDDD

CLOSE

Regulatory

82-5205

Regulatory Story

Go to market news section



Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	07:00 11-Jan-2010
Number	3116F07

RNS Number : 3116F
Brambles Limited
11 January 2010

Brambles Limited

Company Number: 118 896 021

11 January 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 3,224 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

82-5205

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

3,224

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

3,207 @ 0.00 per share
5 @ 7.36 per share
5 @ 8.20 per share
1 @ 7.12 per share
6 @ 6.36 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings

or despatch of certificates

11 January 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,258,662

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

10,082,362

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another

security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)
Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be

quoted under section 1019B of
the Corporations Act at the time request that
the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 11 January 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

IOEUASVRRUAAARR

CLOSE

82-5205

Regulatory

Regulatory Story

Go to market news section



Company	Brambles Limited
TIDM	BXB
Headline	Brambles Announces Key Senior Appointments
Released	07:00 08-Jan-2010
Number	2300F07

RNS Number : 2300F
Brambles Limited
07 January 2010

Brambles Limited
Company Number: 118 896 021

8 January 2010

BRAMBLES ANNOUNCES KEY SENIOR MANAGEMENT APPOINTMENTS

Brambles Limited is pleased to announce new positions on its Executive Leadership Team (ELT) for Kevin Shuba, Jim Ritchie and Peter Mackie. "These internal appointments are a key aspect of the strengthening of Brambles' leadership team, and reflect the depth of talent and experience within the company," Brambles Chief Executive Officer (CEO) Tom Gorman said. "Combined with the recent appointment of outstanding external candidates as Chief Financial Officer (CFO) and Chief Information Officer in Greg Hayes and Jim Infinger respectively, the strengthening of the ELT from within Brambles gives the company a strong blend of leadership expertise."

- **Kevin Shuba** will take on the new role of Group Senior

Vice President & Customer Development Officer, with ongoing responsibility for driving customer focus throughout Brambles' worldwide operations. This role will involve fostering customer relationships, overseeing the roll-out of extended management systems to measure customer satisfaction and ensuring coordination of key customer initiatives. Mr Shuba is currently Group President of CHEP Americas and an ELT member. He has worked for CHEP for 13 years, and played an integral role in establishing its strong market position. "I'm delighted Kevin is taking on this important new role, in line with our commitment to improve our customer focus," Mr Gorman said. "We are retaining Kevin's significant expertise and experience as a key ELT member. I look forward to working closely with him in the years ahead."

- **Jim Ritchie**, currently President of CHEP USA, will join the ELT as Group President of CHEP Americas, adding responsibility for Canada and Latin America to his existing role. "Jim has more than 30 years' experience in logistics and has already proven his outstanding operational ability through his leadership of the implementation of Better Everyday, CHEP USA's quality and customer service program," Mr Gorman said. Prior to joining CHEP in June 2009, Mr Ritchie was President & CEO of YRC Logistics for seven years. He also held various senior positions over 24 years with Ryder Integrated Logistics.

  Mr Ritchie and Mr Shuba will commence their new roles on 15 January 2010.

- **Peter Mackie** will also join the ELT as Group President of CHEP Asia-Pacific. Mr Mackie is currently President of CHEP Europe and acting Group President of CHEP Europe, Middle East & Africa (EMEA). In eight years with CHEP, he has held leadership roles including head of customer service and strategy for CHEP Europe and President of CHEP UK & Ireland. "Peter has an extensive record of driving successful operational performance and profitable growth," Mr Gorman said. "His move to Asia-Pacific is consistent with our strategy of developing our leaders through challenging international assignments and highlights the depth of CHEP's global management resources."

Brambles is progressing in relation to appointing a permanent Group President of CHEP EMEA and expects to make a formal announcement as soon as possible. Mr Mackie will commence as head of CHEP Asia-Pacific after he and the new head of CHEP EMEA have completed an adequate handover process.

Craig van der Laan has left Brambles after eight years with the company. In addition to his most recent role as Group President of CHEP Asia-Pacific & Global Head of Mergers & Acquisitions, Mr van der Laan also previously served as Group General Counsel, Group Company Secretary and global head of Human Resources.

President of CHEP Australia, Paul McGlone, will act as Group President of CHEP Asia-Pacific on an interim basis, until Mr Mackie assumes his new role. "Paul has been with CHEP Australia for more than five years," Mr Gorman said. "He has an excellent operational record, in particular in managing customer relationships and driving growth in sales of new platforms such as reusable plastic crates."

As part of the leadership changes, CFO Greg Hayes will assume responsibility for mergers and acquisitions and strategy. Senior Vice President of Strategic Development, Jasper Judd, will report to Mr Hayes, and remain an ELT member. Mr Judd has been with Brambles for seven years, holding a variety of senior finance and strategy roles.

"The appointment of the new Group President of CHEP EMEA, together with the other changes announced today, will complete the process of rejuvenating Brambles' leadership team," Mr Gorman said. "I am very pleased to have been able to assemble such a strong leadership team early in my tenure as CEO. We are all eager to get to work on driving the next stage of profitable growth in our business."

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCUGUBPGUPUPPM

CLOSE

Regulatory

82-5205

BLUEPRINT
OneWorld

Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Brambles Limited

ACN/ ABN
118896021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
Brambles Industries Limited

Contact name/position description
Caroline Lesley Denise Webb

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5222

Postal address or DX address

Total number of pages including this cover sheet
4

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Robert Nies Gerrard

Capacity
☐ Director
☑ Company secretary

Signature


Date signed
2 7 / 0 1 / 1 0
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities and Investment Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web **www.asic.gov.au**

Proprietary company member's address

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Proprietary company member's address**

1 Family name | Given names

2 Family name | Given names

When a proprietary company member is a company, not an individual

1 Company name (only if a member)

ACN/ ARBN/ ABN | Country of incorporation (if not Australia)

A2 Change of name - officeholders and proprietary company members

Use this section to notify a name change of an individual or organisation with one or more roles (including member of a proprietary company) in the company.

☐ Director ☐ Alternate director

☐ Secretary ☐ Member of proprietary company

Proprietary company member's name
If there are more than 20 members in a share class, only name changes for the top 20 need to be notified. Date and place of birth are not required for members.

Personal name change

Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name | Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/ city) | (state/ country)

Their new name is (provide full given names, not initials)

Family name | Given names

Date of change

Date of change

[D D] / [M M] / [Y Y]

Organisation name change

When a member of a proprietary company is an organisation, not an individual, and the organisation has changed its name

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change

Date of change

[D D] / [M M] / [Y Y]

Australian Securities & Investments Commission


SENDER TO KEEP
DL0742962

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
12/01/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure A of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

18/12/09

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484



Robert Gerrard
Secretary

12/01/2010

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	13,000	6.32	0.00
ORD	52,005	6.68	0.00
ORD	3,207	6.78	0.00
ORD	5	7.36	0.00
ORD	5	8.20	0.00
ORD	1	7.12	0.00
ORD	6	6.63	0.00